June 3, 2019

QTA: TSX VENTURE
QTRRF: OTCQB International
NR-05-19

QUATERRA ANNOUNCES FRAMEWORK AGREEMENT WITH ATLANTIC RICHFIELD COMPANY TO FACILITATE YERINGTON SITE CLEANUP
Critical milestone in de-risking the Yerington Copper Project with ARC committing to funding and work plan

VANCOUVER, B.C.— Quaterra Resources Inc. today announced its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”) has entered into a master agreement with Atlantic Richfield Company (“ARC”) as part of a state-regulated, privately-funded solution to long-standing environmental issues associated with previous mining activity at the Anaconda Copper Mine site located on its Yerington property in Nevada.

The agreement, effective June 1, 2019, defines the terms under which the two companies will work together on the Yerington mine site, allowing ARC to complete its remedial actions and SPS to move forward with exploration and development of the site for mining. It memorializes the Parties’ commitments concerning cooperation, access, property rights, liabilities, federal land acquisition, and ensures preservation of SPS’s property and mineral rights. The Agreement also contains covenants not to sue and indemnification provisions between the Parties.

Of particular note, the ARC-SPS agreement will:

  Further reduce SPS’s risks regarding environmental liabilities at the Yerington site associated with past mining prior to SPS’s acquisition in 2011. This includes both the former Anaconda mining operations and the former Arimetco area known as Operable Unit 8 (“OU8”), previously an unfunded liability. ARC has agreed to design, build, operate and fund the remedy for the Arimetco portion of the Site as well as to implement a CERCLA-protective remedy for the Site.
  Provide SPS with the opportunity to consolidate its land position at Yerington with the possible conversion of certain Bureau of Land Management (“BLM”) mining claims into private land transferred to SPS at nominal cost without attached liability for previous mining activity.
  Dovetail with more comprehensive plans by government agencies to transfer oversight of the Yerington mine site from federal to state jurisdiction under the Nevada Division of Environmental Protection (“NDEP”).
  Assist in creating a simpler path for mine cleanup and development by way of private land ownership and state oversight.

“Today’s agreement with Atlantic Richfield marks a critical milestone in de-risking Quaterra’s Yerington copper project,” says Quaterra Chairman and CEO Tom Patton. “It is part of a privately funded process that we believe will enable the Yerington mine site to be remediated more quickly and more efficiently than under EPA’s Superfund process.”

Says Quaterra President and COO Gerald Prosalendis: “For Quaterra, the agreement addresses lingering concerns about potential liability for previous mining at the site. It strengthens our land position. It puts the project on a simpler path towards cleanup and subsequent mine development. As a consequence, we believe potential partners will feel more comfortable participating with SPS in mining development at the site.”

The ARC-SPS agreement is one part of a larger set of agreements being negotiated among ARC, the U.S. Environmental Protection Agency (“EPA”), NDEP and the BLM, to permanently address the impacts from previous mining activities by the Anaconda Mining Company and Arimetco Inc. at Yerington. ARC has continued its remediation activities at the site under previous orders by NDEP and the EPA. Once arrangements are completed, it will finalize cleanup of the Yerington site consistent with Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) standards. The cleanup is being overseen by NDEP.

ARC’s remediation plan is multi-phased and comprehensive and includes, among others, capping former heap leach pads, constructing new ponds to handle runoff, installing a site-wide storm water management system, closing aging fluid management ponds, re-contouring the area with more natural features, implementing measures for groundwater contamination, and disposing of former mine infrastructure. The work is targeted for completion by 2029 and does not preclude ongoing exploration and mine development during this time period. ARC has committed to both tribal and community involvement as the cleanup continues.

In December 2015, the EPA requested the state of Nevada’s support for listing the Anaconda-Yerington Mine Site on the EPA Superfund National Priorities List (“NPL”) as a mechanism to provide federal funds for remediation of contamination at the site left by former owners Arimetco, in the area known as OU8. On September 9, 2016, the EPA proposed listing the entire Anaconda Copper Mine on the NPL. In July 2017, NDEP requested the EPA defer the listing of the Site on the NPL while ARC and NDEP negotiated a Statement of Work for a Site-Wide Remedial Investigation and Feasibility Study.

In 2018, the EPA signed an agreement that transferred responsibility for remediation of the Yerington mine site from the federal government to ARC and the state of Nevada. In terms of this agreement, ARC will fund and undertake a remedial investigation, feasibility study and cleanup of the Yerington site consistent with CERCLA standards. The cleanup, which is being overseen by NDEP, will be protective of human health, protective of ecological health, give preference for solutions that are durable over the long term, and will comply with all federal requirements as defined in CERCLA, the NCP and EPA guidance, and any more stringent state requirements.

SPS purchased the Yerington Site in 2011 to explore the resources at the Site and to develop and operate a mine. SPS has and continues to perform activities to qualify for the Bona Fide Prospective purchaser defense under CERCLA and the Nevada State equivalent. The Agreement acknowledges and preserves this defense between the Parties. A portion of the Site is owned by SPS and a portion of the Site is owned by the BLM subject to the unpatented claims of SPS.

About Quaterra’s Yerington Copper Project
Quaterra’s 51-square-mile Yerington Copper Project is located in the historic Yerington Copper District, a mining-friendly jurisdiction with a history of copper production and good infrastructure, about 70 miles southeast of Reno, Nevada. Assets on the property consist of the MacArthur oxide-leach and sulfide copper deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper system; and several untested exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101. Quaterra also owns valuable water rights in the district.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project. The Company continues to look for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Karen Robertson, Corporate Communications, 778-898-0057
Gerald Prosalendis, President and COO, Quaterra Resources Inc., 250-940-3581
Thomas Patton, Chairman & CEO, Quaterra Resources Inc., 604-641-2758

Email: info@quaterra.com
Website: www.quaterra.com

Disclosure note:
Some statements contained in this press release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, “hopes”’ and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this press release include that federal and state governments and agencies and their private sector partners will implement an agreement to remediate the Yerington mine site and complete the work, the Company will continue to receive funding, that near term opportunities exist to enhance value, that a pre-feasibility study will be completed supporting the development of the MacArthur project, that value can be placed on the Company’s remaining water rights, that exploration drilling will be undertaken, that results will define further mineralization or high grade zones; that historical and new exploration will support a resource on the property; that the Yerington assets have the potential to support mining operations; and that the copper price will support mining investment. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.